                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003
                         Commission File Number: 1-13368

                                      POSCO

                 (Translation of registrant's name into English)

                  POSCO Center, 892 Daechi 4-dong, Kangnam-gu,
                             Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F [ x ]         Form 40-F  [   ]
                                ---                      ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [   ]                 No [ x ]
                            ---                      ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-________.]

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translation of documents with respect to the 4th Board of Directors 2003 about year 2003 plan on transactions with POSTEEL (major shareholder in POSCO).

Exhibit 99.2: An English-language translation of documents with respect to the 4th Board of Directors 2003 about Investment in a
               Multi-Functional Automotive Steel Processing Center in China.

Exhibit 99.3: An English-language translation of documents with respect to the 4th Board of Directors 2003 about Changes of Office Lease Contracts with POSCO Architects & Consultants (major shareholder in POSCO) and POSCO Engineering & Construction Co., Ltd.(major shareholder in POSCO)

Exhibit 99.4: An English-language translation of documents with respect to the 4th Board of Directors 2003 about stock option right (adjustment of exercise price and number of shares).

Exhibit 99.5: An English-language translation of documents with respect to the 4th Board of Directors 2003 about stock option right (the newly appointed management).

Exhibit 99.6: An English-language translation of documents with respect to the 4th Board of Directors 2003 about appointment of the Compliance Officer for Fair Trade.

 EXHIBIT 99.1


              CATEGORY                              DESCRIPTION
              --------                              -----------
        Trading Partner.................... POSTEEL


        Activity........................... Sales of Steel Products and By-products

        Terms & Conditions................. Price Terms (Commission)
                                            : HR/Plate 1% Discount, Others 2% Discount
                                            (expected to be abolished as of 1 July 2003)

                                            Settlement Terms (Credit):30~90 Days
                                              * Flexible Settlement Terms management by
                                                products based on market situation

        Period............................. Jan. 1, 2003~Dec. 31, 2003

        Transaction Amount................. 900 billion won
        (Prospect)




EXHIBIT 99.2

We hereby resolve to invest in a Multi-Functional Automotive Steel Processing Center with annual capacity of 200 thousand tons in China as follows:

 o Approval for investment in a multi-functional automotive steel processing center

    o  Name: (Provision) POSCO (Suzhou) Automotive Processing Center Co., Ltd.
    o  Business: Automotive steel processing and sales in China
    o  Paid in Capital: USD 20,160 thousand (full equity)
    o  Total investment to overseas corporation: KRW 24,583,104,000
       - Paid-in capital at the end of the previous fiscal year:
         KRW 482,403,125,000
       - Ratio to paid-in capital(%): 5.1%
    o  Investment Entity: POSCO (100%)
    o  Total assets at the end of the previous fiscal year:
       KRW17,244,485,876,751
    o  Date of expected establishment of overseas corporation: '03. June ~
       August

EXHIBIT 99.3

o POS-A.C.

As the sum of the amount of security deposit and the amount of rent converted into security deposit exceeds 10 billion won, a resolution should be made by the board of the directors.

   Location:               17th floor, West Wing, POSCO Center
   Area of Lease:          2,198 m(square)
   Security Deposit:       362 million won
   Monthly Rent:           36 million won
   Period:                 May 11, 2003 ~ May 10, 2004 (1 year)


o POSCO E&C

As the contract amount increase is more than 20% of the current contract amount, a resolution should be made by the board of the directors.


                                             CHANGED
                                             -------

Location.................................... 8th floor ~ 14th floor,
                                             East Wing, POSCO Center

Area........................................ 14,729 m(square)

Security Deposit............................ 2,406 million won

Monthly Rent................................ 241 million won

Period...................................... July 24, 2001 ~ July  23, 2004

Total Security Deposit with Rent Converted.. 71,263 million won
                                             :2,406 million won +
                                             (241 million won / 4.2% X 12 months)

EXHIBIT 99.4

Stock option right (adjustment of exercise price and number of shares)

o Reason: Adjustment of exercise price and number of shares as cancellation of treasury stock.

     DATE OF                                       NUMBER OF          EXERCISING         EXERCISING
      GRANT                   NAME                   SHARE              PERIOD             PRICE
     -------                  ----                 ---------       ---------------       ----------
July.23 2001              Sang-Boo Yoo               94,093        July 24, 2004 ~        KRW 98,900
                           Ku-Taek Lee               47,047        July 23, 2008
                         Young-Woon Kim              18,819
                          Moon-Soo Park              18,819
                          Chang-Oh Kang              18,819
                          Soo-Yang Han               14,114
                           Won-Pyo Lee               14,114
                        Kwang-Woong Choi             11,291
                         Choong-Sik Shin             11,291
                          Jung-Won Kim               11,291
                         Seong-Yong Shin             11,291
                          Chung-U Park                9,409
                         Won-Chul Hwang               9,409
                          Sung-Hwan Kim               9,409
                          Tae-Hyun Hwang              9,409
                           Yong-Keun Kim              9,409
                           Kwang-Hee Han              9,409
                           Dong-Jin Kim               9,409
                           Soo-Chun Shin              9,409
                           Moon-Chan Ko               9,409
                          Chin-Choon Kim              9,409
                             Youn Lee                 9,409
                         Kyeong-Ryul Ryoo             9,409
                           Seong-Sik Cho              9,409
                          Byung-Hoon Kim              9,409
                           Jong-Tae Choi              9,409
                          Hwang-Kyu Hwang             9,409
                             Song Kim                 9,409
                            Woo-In Lee                9,409
                           Ung-Suh Park               2,352
                          Jae-Young Chung             2,352
                           Guil-Soo Shin              2,352
                           Jong-Won Lim               2,352
                        Samuel F. Chevalier           2,352
                             Soon Kim                 2,352


     DATE OF                                       NUMBER OF          EXERCISING         EXERCISING
      GRANT                   NAME                   SHARE              PERIOD             PRICE
     -------                  ----                 ---------       ---------------       ----------
                           Woo-Hee Park               2,352
                           Dae-Wook Yoon              2,352
                                                    -------
                            Sub Total               459,167
                                                    -------

April 27 2003              Jong-Doo Choi              9,700       April 28, 2004         KRW 136,400
                          Joon Yang Chung             9,700       ~ April 27,2009
                           Chang-Ho Kim               9,700
                            Nam Suk Hur               9,700
                           Chang-Kwan Oh              9,700
                          Jeon-Young Lee              9,700
                                                    -------
                            Sub Total                58,200
                                                    -------
Sep. 18 2002               Suk-Man Youn              11,640        Sep. 19, 2004 ~       KRW 116,100
                           Young-Tae Keon             9,700        Sep. 18, 2009
                                                    -------
                            Sub Total                21,340
                                                    -------


EXHIBIT 99.5

               Stock option right (the newly appointed management)

To enhance company's future management performance, we hereby resolve to grant stock option as prescribed in Article 13 of the Articles of Incorporation

 - Date : April 26, 2003

 - Method : Difference between exercise price and market price is distributed in cash or equity stocks (distribution method will be decided by the company)

 - Exercise Price : Won

 - Exercise Period : After 2 years and within 7 years from the date of the stock option

                     right offered

                     (In case of revision related to the exercise period in the Articles of Incorporation, the revised articles shall be applied)

- Exercise Start Date : April 27, 2005

- Exercise Expiration Date : April 26, 2010

     DATE OF                                       NUMBER OF          EXERCISING         EXERCISING
      GRANT                   NAME                   SHARE              PERIOD             PRICE
     -------                  ----                 ---------       ---------------       ----------
April.26 2003            Chang-Oh Kang                5,000       April 27, 2005 ~       KRW 102,900
                          Soo-Yang Han                5,000       April 26, 2010
                          Won-Pyo Lee                 5,000
                        Kwang-Woong Choi              5,000
                        Kyeong-Ryul Ryoo              5,000
                           E.Han, Kim                 2,500
                         Hyun-Shik, Yoo               2,500
                        Han-Kyoung, Kim               2,500
                         Kwang-Hee Han                2,000
                          Dong-Jin Kim                2,000
                         Tae-Hyun Hwang               2,000
                            Youn Lee                  2,000
                         Seong-Sik Cho                2,000
                         Jong-Tae Choi                2,000
                        Hyun-Shik, Chang             10,000
                         Oh-Joon, Kwon               10,000
                        Dong-Hwa, Chung              10,000
                          Jin-Il, Kim                10,000
                         Chun-Hwan, Lee              10,000
                         Dong-Hee, Lee               10,000
                         Byung-Jo, Choi              10,000
                        Sang-Young, Lee              10,000
                         Hyun-Uck, Sung              10,000
                         Han-Yong, Pakr              10,000
                                                    -------
                           Sub Total                141,500
                                                    -------

EXHIBIT 99.6

For the efficient operation of the Company's Compliance Program for Fair Trade, compliance Officer shall be appointed as follows:

[ ] To be appointed by vice president of Auditing Dept.
    (Vice President of Auditing Dept. : Dong-Hee, Lee)

[ ] To be responsible for operation and improvement of Compliance Program for Fair Trade

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 POSCO
                                 (Registrant)

Date April 28, 2003              By  /s/  Sohn, Yong-Ho
                                     ---------------------------------------
                                     (Signature)
                                     Name:  Sohn Yong-Ho
                                     Title: General Manager of Finance
                                            Management Department